UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

VIACELL, INC.

(Name of Subject Company (Issuer))

PERKINELMER, INC.

VICTOR ACQUISITION CORP.

(Name of Person Filing Statement (Offerors))

Common Stock, par value $0.01

(Title of Class of Securities)

92554J105

(CUSIP Number of Class of Securities)

Katherine A. O’Hara

Senior Vice President, General Counsel & Secretary

940 Winter Street

Waltham, Massachusetts

(781) 663-6900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

with a copy to:

Hal J. Leibowitz

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street Boston, Massachusetts

(617) 526-6000

Calculation of Filing Fee
Transaction valuation*	Amount of filing fee*
Not applicable	Not applicable

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required because communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: __________________________

Form or Registration No.: __________________________

Filing Party: _____________________________________

Date Filed: _______________________________________

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12. Exhibits

Exhibit	Description
99.1	Slides Used in connection with the Investor Call Presentation Held on October 1, 2007

IMPORTANT INFORMATION

This Schedule TO-C is neither an offer to purchase nor a solicitation of an offer to sell shares of ViaCell, Inc. (“ViaCell”). Victor Acquisition Corp. (the “Merger Sub”) has not commenced the tender offer for shares of ViaCell stock described in this communication.

Upon commencement of the tender offer, the Merger Sub will file with the SEC a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents. Following commencement of the tender offer, ViaCell will file with the SEC a solicitation/recommendation statement on Schedule 14D-9. Shareholders should read the offer to purchase and solicitation/recommendation statement and the tender offer statement on Schedule TO and related exhibits when such documents are filed and become available, as they will contain important information about the tender offer.

Shareholders can obtain these documents when they are filed and become available free of charge from the SEC’s website at www.sec.gov, or from PerkinElmer, Inc. by directing a request to PerkinElmer, 940 Winter Street, Waltham, Massachusetts 02451, Attention: Michael A. Lawless, or from ViaCell, Inc., 245 First Street, Cambridge, MA, 02142, Attention: Justine Koenigsberg, Senior Director, Corporate Communications.